

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

Brian Miller
Chief Financial Officer
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, TX 75024

       Re: Tyler Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 22, 2023
           File No. 001-10485

Dear Brian Miller:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology